

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Melanie Cibik
EVP, General Counsel, Chief Compliance Officer and Secretary
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

> **Re: TELEDYNE TECHNOLOGIES INCORPORATED**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 23, 2024**
> **File No. 001-15295**

Dear Melanie Cibik:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing